

DIVISION OF
CORPORATION FINANCE

April 2, 2013

<u>Via E-mail</u>
Mr. Ronald J. Pasek
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

      Re: **Altera Corporation**
            Form 10-K for the fiscal year ended December 31, 2012
            Filed February 15, 2013
            File No. 000-16617

Dear Mr. Pasek:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 39

1.   We note from page 66 that at December 31, 2012, you held a cumulative total of $2.7 billion of undistributed earnings in foreign subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents and short-term investments totaled $3 billion at that date, please tell us the amount of cash and cash equivalents as well as liquid investments held by

your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

2.   Further, as we note from page 23 that your headquarters facility, located in San Jose, CA, performs your design, research, marketing, administrative, and limited manufacturing activities and that 18% of sales are to customers in the U.S. Please discuss the impact on your liquidity and capital positions if cash and equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief